Exhibit 99.1

19 April 2018

General Manager

The Company Announcements Office
Australian Securities Exchange

Dear Sir

RESULTS OF EXTRAORDINARY GENERAL MEETING — 19 APRIL 2018

At the Company’s Extraordinary General Meeting held today, the following resolutions were unanimously passed by shareholders on a show of hands.

Resolution 1

Approval of the Conditional Placement for the purposes of ASX Listing Rule 7.1

‘That for the purposes of ASX Listing Rule 7.1 and for all other purposes, approval is given for the proposed issue of up to a maximum number of 3,990,500,740 fully paid ordinary shares in the Company to certain sophisticated, professional and institutional investors (who are not related parties of the Company) for a price of A$0.059 per share on the terms and conditions set out in the accompanying Explanatory Memorandum.’

Resolution 2

Ratification of prior issue of securities for the purposes of ASX Listing Rule 7.4 (Initial Placement)

‘That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the prior issue of 370,697,000 fully paid ordinary shares in the Company on the terms set out in the Explanatory Memorandum which accompanied and formed part of this Notice of Extraordinary General Meeting is approved.’

Details of valid proxies submitted to the meeting are as follows:

	Number of Proxy Votes
Resolution	For	Against	Abstain	At Proxy Discretion
1. Approval of the Conditional Placement for the purposes of ASX Listing Rule 7.1	973,738,169	39,713,190	3,828,044	3,132,271
2. Ratification of prior issue of securities for the purposes of ASX Listing Rule 7.4 (Initial Placement)	52,523,028	39,764,960	71,624,654	3,147,271

For further information on this release, please contact either Mike Hannell, Chairman, on (08) 8363 0388 or, Damien Connor, Company Secretary on (08) 8363 0388.

Sundance Energy Australia Limited

A Ground Floor 28 Greenhill Rd Wayville SA 5034 | T (08) 8363 0388 | E inquiries@sundanceenergy.net  www.sundanceenergy.com.au